UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORD MOTOR COMPANY
(Name of Subject Company)
FORD MOTOR COMPANY
(Name of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)
345370860
(CUSIP Number of Class of Securities)

David G. Leitch
Group Vice President & General Counsel
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-7453
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
WITH A COPY TO:
J. Warren Gorrell, Jr.
Joseph G. Connolly, Jr.
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FORD MOTOR COMPANY
FORD MOTOR COMPANY STATEMENT ON TRACINDA CORPORATION ANNOUNCEMENT
The following statement is attributable to Ford Executive Chairman Bill Ford and Ford President and CEO Alan Mulally:
Dearborn, Mich., April 28 — “We welcome confidence in Ford and the progress we are making on our transformation plan. Any investor can purchase Ford shares, which are sold on the open market. The Ford team remains focused on executing our plan to transform Ford into a lean global enterprise delivering profitable growth for all.”
Additional Information
Ford’s stockholders, employees and customers are strongly advised to carefully read Ford’s solicitation/recommendation statement regarding Tracinda’s proposed tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will be filed by Ford with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations Section of the Ford web site at http://www.ford.com, and will also be available, without charge, by directing requests to Ford’s Investor Relations Department.

Global Ford Motor Company Employee Note
We today are seeing some high-profile investment activity and, as a result, intense media speculation about our company. We wanted to try to provide you with some perspective as part of our commitment to communicate with members of the Ford team.
This accelerated interest in Ford from investors and others is natural, as we continue to show progress on our plan. We certainly welcome confidence in Ford and the progress we are making. Clearly, we have the right team with the right plan — and our progress is becoming more evident each day.
Whatever the speculation or heightened interest in our progress, what is most important going forward is that each of us stays focused on executing our plan. As we do, we will continue to accelerate the transformation of Ford Motor Company into a lean global enterprise providing profitable growth for all.
Thank you for your continued dedication and support.

Bill Ford	Alan Mulally
Executive Chairman	President & CEO
Additional Information
Ford’s stockholders, employees and customers are strongly advised to carefully read Ford’s solicitation/recommendation statement regarding Tracinda’s proposed tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will be filed by Ford with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations Section of the Ford web site at http://www.ford.com, and will also be available, without charge, by directing requests to Ford’s Investor Relations Department.